UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Software Purchase Agreement with Bella Bambina Limited

On May 3, 2024, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), as the issuer, and its indirect wholly owned subsidiary, Irace Technology Limited, a British Virgin Islands company (“Irace Technology”), as the purchaser, entered into a software purchase agreement (the “Software Purchase Agreement”) with Bella Bambina Limited, a company incorporated in Seychelles (the “Seller”), as the seller, with respect to certain shopping rebate and loyalty software  and related assets, as described more particularly therein (the “Loyalty Engine Software”).

Pursuant to the Software Purchase Agreement, Irace Technology agreed to acquire from the Seller all of the rights, title and interests in the Loyalty Engine Software for consideration of an aggregate of 21,500,000 ordinary shares (per share price of US$0.20) of the Company with an aggregate value of US$4,300,000 (the “Consideration Shares”). In connection with the Software Purchase Agreement, on May 3, 2024, the Seller and four assignees (collectively, the “Assignees”) entered into a deed of assignment with respect to the assignment of the Seller’s right to receive the Consideration Shares, and the Seller delivered to the Company and Irace Technology a notice of assignment (the “Assignment”). Pursuant to the Software Purchase Agreement and the Assignment, the Consideration Shares will be issued to the Assignees on a closing date as may be agreed upon among the Company, Irace Technology, and the Seller, subject to the satisfaction by the Seller of its obligations under the Software Purchase Agreement.

The foregoing description of the Software Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Software Purchase Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

The Software Purchase Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on May 3, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-274484), as amended, and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Software Purchase Agreement, between Starbox Group Holdings Ltd., Irace Technology Limited, and Bella Bambina Limited, dated May 3, 2024
10.2	Deed of Assignment, between Bella Bambina Limited and the persons listed in Schedule 1 therein, dated May 3, 2024
10.3	Notice of Assignment, delivered by Bella Bambina Limited to Starbox Group Holdings Ltd. and Irace Technology, dated May 3, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: May 6, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer